Exhibit 99.10

ANNUAL INFORMATION FORM

Keegan Resources Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.

V6C 3T5

Unless otherwise indicated

all information in this Annual Information Form is

presented as at and for the year ended March 31, 2008

May 8, 2009

Incorporation of Continuous Disclosure Documents by Reference

In this Annual Information Form (this “AIF”), the “Company”, “we”, “us”, or “Keegan” refers to Keegan Resources Inc. and its subsidiary together unless the context otherwise clearly requires.

See also our audited consolidated financial statements for the fiscal years ended March 31, 2008 and 2007 together with the auditor’s report thereon, interim consolidated financial statements, proxy circulars, news releases and other continuous disclosure documents.  These documents are available for review on the SEDAR website located at www.sedar.com.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

Also incorporated by reference is the technical report “Esaase Gold Deposit Resource Estimation”, dated April 24, 2009, prepared by Brian Wolfe, MAusIMM, of Coffey Mining Pty Ltd., which has also been filed on SEDAR.

Abbreviations

List of Abbreviations
um	microns	M	million
2D	two dimensional	m	metres
3D	three dimensional	MIK	Multiple Indicator Kriging
Au	gold	NSR	net smelter royalty
CIL	carbon-in-leach	oC	degrees centigrade
DC	diamond core	ppm	parts per million
g	gram	QA	quality assurance
g/t	grams per tonne	QC	quality control
km	kilometres	RC	reverse circulation
km2	square kilometres	RL (Z)	reduced level
		t	tonnes

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the predecessor act to the Business Corporations Act (British Columbia).  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc. on February 28, 2005.

Keegan’s executive office is located at 600-1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5, Telephone: (604) 683-8193, Facsimile: (604) 683-8194, Website: www.keeganresources.com, Email: info@keeganresources.com.  Keegan’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7.

Intercorporate Relationships

The Company has one active wholly-owned operating subsidiary, Keegan Resources (Ghana) Limited (“Keegan Ghana”).  Keegan Ghana was incorporated under the laws of Ghana and is wholly  owned by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Keegan is a junior gold exploration company currently engaged in the acquisition and exploration of mineral resources in West Ghana.  Keegan became a public company listed on the TSX Venture Exchange (the “TSXV”) on June 22, 2001 as a “Capital Pool Company”.

On January 31, 2005, Keegan announced that the TSXV had accepted the transaction pertaining to the Horse Mountain Project as the “Qualifying Transaction” for the Company and that it no longer considered Keegan to be a Capital Pool Company.  Keegan was reclassified by the TSXV as a “Gold Ore Mining” company.  On March 1, 2005, the Company began trading on the TSXV under the name Keegan Resources Inc. with the stock symbol of “KGN”.

On March 4, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Regent Gold Silver Project located in Mineral County, Nevada.  Keegan terminated its interest in this property in 2007 due to its focus on its properties in Ghana.

On March 11, 2005, Keegan announced that it had entered into an option agreement with GTE Ventures Limited, an unrelated privately held Ghanaian company, to acquire the Asumura gold project located in West Ghana (the “Asumura Property”).  The option agreement allowed Keegan to acquire 100% of the private interest in the Asumura Property, subject to a 3.5% net smelter return (“NSR”) royalty, 50% of which could be purchased by Keegan for US$2,000,000, Keegan’s interest could be earned by performing work expenditures totalling US$1,000,000, delivering cash payments totalling US$100,000 and delivering shares of Keegan totalling US$100,000 in value over a period of three years.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the NSR royalty for an additional US$4,000,000.  Keegan’s interest in the Asumura Property is also subject to the government of Ghana’s 10% carried interest.

On June 2, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Fri Property located in Nye County, Nevada.  During the fiscal year ended March 31, 2006, the Company decided not to pursue its options agreement pertaining to the Fri Property because, after completing preliminary exploration work, management determined that the results did not warrant further exploration work.

On December 7, 2005, Keegan announced that it had entered into an option agreement to acquire a 100% interest in the Black Velvet Gold Project located in Pershing County, Nevada.  Keegan terminated its interest in this property in 2007 due to its focus on its properties in Ghana.

During the fiscal year ended March 31, 2006, the Company decided not to pursue the Company’s option to earn an interest in the Horse Mountain Claims in Nevada and, as a result, $1,018,587 in acquisition and deferred exploration expenditures associated with the property were written-off.  Management took this action because, due to limited financial resources, it determined to concentrate the Company’s efforts on its more recent acquisitions.

On May 3, 2006, Keegan entered into an option agreement, as amended on June 1, 2006, to purchase a 100% interest in the mining lease for the “Esaase Concession” on the Company’s material property in Ghana, known as the “Esaase Property”, subject to certain royalties and government obligations (see “General Development of the Business – Esaase Property”).  Under this option agreement, Keegan made payments of US$700,000 during 2006 and 2007, including an advance payment of US$200,000 due upon production at the Esaase Property.  Keegan also agreed to issue 780,000 common shares over a three year period, and 40,000 shares were issued in 2006. The balance of the shares to be issued under the option agreement was renegotiated, and a tripartite agreement was signed on May 29, 2007 (see “General Development of the Business - Esaase Property - Project Description and Location” and “Legal Proceedings and Regulatory Actions”).  In June 2006, the Company entered into an agreement whereby the Company paid US$10,000 and issued 4,000 common shares to Eric Ewen as a finder's fee with respect to the acquisition of Esaase Concession.  In May 2007, the Company paid another finder's fee of US$85,000 and issued 4,000 common shares to Eric Ewen in connection with the renegotiation of the option agreement.

In March 2008, Keegan acquired a 100% interest in the mining lease for the Jeni River Concession for consideration of US$50,000 to the Bonte Liquidation Committee and US$50,000 paid to the Minerals Commission of Ghana to transfer title, subject to a 3.5% NSR royalty and the government of Ghana’s 10% carried interest (see “General Development of the Business – Esaase Property”).

Also in March 2008, the Company entered into an option agreement with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession, which is contiguous to the Asumura Property.  Keegan terminated its interest in this property in April, 2009.

On January 2, 2008, the Company’s common shares began trading on the American Stock Exchange (now NYSE Amex). On December 22, 2008, the Company graduated from the TSXV to the Toronto Stock Exchange (the “TSX”) and commenced trading under the trading symbol “KGN”.

Business Description

General

Keegan is a junior gold exploration company, focusing on exploration of gold projects in Ghana, West Africa.  Currently the Company has one material property:  the Esaase Property, located in southwest Ghana, approximately 35km north east of the regional capital of Kumasi. The Esaase Property consists of two mining concessions, the Esaase Concession and the Jeni River Concession.

The Company also owns the Asumura Property in Ghana, located 65km south of Newmont’s Ahafo mine. The Company does not consider the Asumura Property to be material at this time.

Risk Factors

Readers should consider the risk factors set out below and other information included in this AIF.  The risks and uncertainties described below are not the only ones Keegan may face.  Additional risks and uncertainties, including those that Keegan is not aware of or that it currently deems immaterial, may also adversely affect Keegan’s business.

A lawsuit has been commenced in Ghana wherein the plaintiff seeks to reclaim Keegan Ghana’s interests in its principal mineral property, the Esaase Concession

As more particularly described under the heading “Legal Proceedings and Regulatory Actions” below, Sametro Company Limited (“Sametro”), a predecessor in interest of Keegan Ghana to the Esaase Concession, has commenced a lawsuit in Ghana seeking to recover Sametro’s interests in the Esaase Concession.  While Keegan Ghana is confident in its legal position, lawsuits are inherently uncertain, an unfavourable ruling in the lawsuit could deprive Keegan Ghana of its most material asset, which would have severe adverse consequences on the value of the Company.

Should Sametro succeed with the interlocutory application (See “Summary Description of Business – Esaase Property – Esaase Lawsuit”), Keegan Ghana would be required to halt exploration activities on the Esaase Property, delaying Keegan’s exploration program.  Such delay could have a material adverse effect on the value of the Company.

Current global economic conditions

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital.  Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited access to capital and credit.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations.  Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Keegan’s mineral properties may not contain any ore reserves or any known body of economic mineralization.

While there are bodies of mineralization on the Esaase Property, and although Keegan has completed core drilling programs within, and adjacent to, the deposits to determine measured, indicated and inferred mineral resources there are currently no known reserves or body of commercially viable ore and the Esaase Property must be considered an exploration prospect only.  Extensive additional work will be required before Keegan can ascertain if any mineralization may be economic and hence constitute “ore”.  Engineering, socioeconomic and environmental studies are ongoing.  Exploration for minerals is a speculative venture necessarily involving substantial risk.  If the expenditures that Keegan incurs on the Esaase Property do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Keegan stock negatively impacted.

Mineral Resources disclosed by Keegan for the Esaase Property are estimates only.

Keegan has disclosed mineral resource estimates that have been made in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”.  Investors are cautioned not to assume that any part or all of mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into ore reserves.  Furthermore, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Keegan cannot be certain that any specified  level of recovery of metals from the mineralized material will in fact be realized or that the Esaase Property or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore-body that can be economically exploited.  Mineralized material that is not mineral reserves does not have demonstrated economic viability.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

It is likely that Keegan will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Esaase Property.

Keegan will likely need to raise additional financing to fund the costs of developing the Esaase Property into commercial production if warranted.  If the costs of Keegan’s planned exploration programs are greater than anticipated, Keegan may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing.  There can be no assurance that Keegan will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.

Keegan has no earnings and may never achieve profitability or pay dividends.

Keegan has a long history of losses and there can be no assurance that Keegan will ever be profitable or be able to secure funds to develop profitable mining operations.  Keegan has paid no dividends on its shares since incorporation.  Keegan presently has no ability to generate earnings as its mineral properties are in the exploration stage.  If Keegan is successful in developing the Esaase Property, Keegan anticipates that it will retain cash resources for the future operation and development of its business.  Keegan does not intend to declare or pay any cash dividends in the foreseeable future.  Payment of any future dividends is solely at the discretion of Keegan’s Board of Directors, which will take into account many factors including Keegan’s operating results, financial conditions and anticipated cash needs.  For these reasons, Keegan may never achieve profitability or pay dividends.

Keegan’s consolidated financial statements have been prepared assuming Keegan will continue on a going concern basis.

Keegan’s consolidated financial statements have been prepared on the basis that Keegan will continue as a going concern.  At March 31, 2008, Keegan had working capital of $15,063,520 as compared to $13,906,662 as at March 31, 2007.  At April 30, 2009, Keegan had working capital of approximately $1.4 million. If Keegan is unable to obtain adequate additional financing, Keegan may be required to curtail operations and exploration activities.  Furthermore, failure to continue as a going concern would require that Keegan's assets and liabilities be restated on a liquidation basis which would likely differ significantly from their going concern assumption carrying values.

If price for gold declines, Keegan may not be able to raise the additional financing required to fund its exploration activities for the Esaase Property.

The ability of Keegan to raise financing to fund its activities and, if warranted, development of the Esaase Property, will be significantly affected by changes in the market price of the metals it mines or for which it explores.  The price of gold is volatile, and is affected by numerous factors beyond Keegan’s control.  The level of interest rates, the rate of inflation, the world supplies of and demands for gold and the stability of exchange rates can all cause fluctuations in these prices.  Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments.  The price of gold has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of gold.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs to Keegan of developing the Esaase Property and could delay these activities.

Keegan must comply with stringent environmental legislation in carrying out work on the Esaase Property.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Changes in environmental legislation could increase the cost to Keegan of carrying out its exploration and, if warranted, development of the Esaase Property.  Further, compliance with new or additional environmental legislation may result in delays to Keegan’s exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Keegan’s mineral properties may result in significant unanticipated compliance and reclamation costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to develop and operate a mine can adversely affect the operations of Keegan.  Keegan may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects.  Any changes in regulations or shift in political attitude are beyond the control of Keegan and may adversely affect its business.

Keegan is subject to many risks that are not insurable and, as a result, Keegan will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Keegan may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in a material adverse effect on Keegan’s financial position and its results of operations.  Although Keegan maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

The market price of Keegan’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Keegan, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Keegan’s common shares suggests Keegan’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Keegan’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Keegan shares.

Foreign Operations

We have focused our operations on our Ghana properties.  Nearly all mining projects require government approval regardless of the country.  There can be no certainty that these approvals will be granted to us in a timely manner, or at all.  The laws in foreign countries tend to differ significantly from North America and are subject to change.  Mining operations, development and exploration activities are generally subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.

Mining is also subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Acquisitions of properties in foreign countries are subject to the risks normally associated with conducting business in foreign countries.  Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations.

In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including foreign corrupt practices legislation, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues.  Although we are not currently experiencing any significant or extraordinary problems arising from such risks in the foreign country that we have properties in, there can be no assurance that such problems will not arise in the future.

Competition

We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do.  We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to fluctuations in currency exchange rates, which could materially adversely affect our financial position.

We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities.  We convert our Canadian funds to foreign currencies as certain payment obligations become due.  Accordingly, we are subject to fluctuations in the rates of currency exchange between Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the Ghanaian currency, the Cedi.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Gold exploration, including the exploration of the Esaase Property and other projects, involves a high degree of risk.  Exploration projects are frequently unsuccessful.  Few prospects that are explored are ultimately developed into producing mines.  We cannot assure you that our gold exploration efforts will be successful.  The success of gold exploration is dependent in part on the following factors:

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	cost of processing and refining;

•	availability of economic sources of power;

•	availability of qualified staff;

•	adequacy of water supply;

•	adequate access to the site including competing land uses (such as agriculture and illegal mining);

•	unanticipated transportation costs and shipping incidents and losses;

•	significant increases in the cost of diesel fuel, cyanide or other major components of operating costs;

•
government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•	fluctuations in gold prices;

•	accidents, labour actions and force majeure events;

•	the identification of potential gold mineralization based on superficial analysis;

•	availability of prospective land;

•	availability of government-granted exploration and exploitation permits;

•	the quality of our management and our geological and technical expertise; and

•	the funding available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization.  It could take several years to establish Proven and Probable Mineral Reserves and to develop and construct mining and processing facilities.  As a result of these uncertainties, we cannot assure you that current and future exploration programs will result in the discovery of Mineral Reserves, the expansion of our existing Mineral Reserves and the development of mines.

Esaase Property

Unless stated otherwise, information of a technical or scientific nature related to the Esaase Property contained in this AIF is summarized or extracted from a technical report entitled “Esaase Gold Deposit Resource Estimation” dated April 24, 2009 (the “Technical Report”), prepared by Brian Wolfe, MAusIMM and filed on Keegan’s profile on SEDAR at www.sedar.com.  Mr. Wolfe is independent to Keegan.

Project Description and Location

The Esaase Property is located in southwest Ghana, West Africa.  It is located in the Amansi East District, in the Ashanti Region, approximately 35km north east of the regional capital Kumasi (Figure 1).

Figure 1:  Location of Esaase Property

Source:  Technical Report

The Esaase Property consists of two mining concessions, named the Esaase Concession and Jeni River Concession.  The Esaase Concession is approximately 10km in a north east direction by 4km in a north west direction covering 42.32km2.  The centre of the Esaase Concession is located at 1º 53’ west, 6º 34’ north.  The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction.  The centre of the Jeni River Concession is located at 1º 98’ west 6 º 52’ north and covers an area of 49.74 km2.  The boundaries of the Esaase Concession and the Jeni River Concession have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 2).

Figure 2:  Esaase Concession and Jeni Concession
Source:  Technical Report

Mining leases to the Esaase Concession and the Jeni River Concession have been granted to Keegan by the Ministry of Mines and Energy.  The government maintains a 10% carried interest in all mining leases within Ghana, which does not occur until production (i.e. the government receives 10% of all net profits from mining operations).  The surface rights on the Esaase Property are owned by the Ashanti stool (a local ethnic group), and at the production stage the Ashanti stool may apply for the right for compensation.  The amount of the compensation is subject to the approval of the Minister of Mines in consultation with the Land Valuation Board.

The Esaase Concession and Jeni River Concession leases are classified as mining permits, which allow the company to carry out mining provided certain conditions and fee payments are maintained with the Ministry of Mines and Energy.  The Esaase Jeni River Concession lease was granted in 1990 to Jeni River Development Company Limited and the Esaase Concession lease was granted to Bonte Gold Mining in 1990.  Both the Esaase Concession and the Jeni River Concession leases are valid until September 4, 2020.  Both Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy in 2002.

The Government of Ghana is entitled to acquire a special or “golden share” in any Ghana mining company at any time for no consideration.  This special share may constitute a separate class of shares with such rights and restrictions as the Government of Ghana and the mining company may agree.  In the absence of such agreement, the special share has the following rights:  the special share is a preference share and carries no voting rights, but the holder is entitled to receive notice of and attend and speak at any general meeting of the members or any separate meeting of the holders of any class of shares;  the special share may only be issued to, be held by, or transferred to the Government of Ghana or another person acting on behalf of the Government of Ghana and duly authorized;  the written consent of the holder of the special share is required for all amendments to the organizational documents of the company, the voluntary winding-up or liquidation of the company or the disposal of any mining lease or the whole or any material part of the assets of the company;  the special share does not confer a right to participate in the dividends, profits or assets of the company or a return of assets in a winding-up or liquidation of the company;  and the holder of a special share may require the company to redeem the special share at any time for no consideration or for an amount determined by the company.  Keegan Ghana has not issued or, to date, been requested to issue a special share to the Government of Ghana.

The Government of Ghana has a pre-emptive right to purchase all gold and other minerals produced by Keegan Ghana.  The purchase price would be determined by (a) agreement between Government of Ghana and Keegan Ghana, (b) the price established by any gold hedging arrangement between Keegan Ghana and any third party approved by the Government of Ghana, and (c) the publicly quoted market price prevailing for the minerals or products delivered at the mine where the pre-emptive right was exercised.

History of the Esaase Concession

The Government of Ghana by mining lease (the “Esaase Mining Lease”) dated September 4, 1990 granted the Esaase Concession to Bonte Gold Mines Limited (“BGM”) for a term of 30 years.  Subsequently, in 2003, Bonte Mines Limited, as BGM was subsequently called, went into official liquidation under Section 7 of the Bodies Corporate Official Liquidation Act, 1963 (Act 180) and the Registrar of Companies of the Republic of Ghana was appointed the Official Liquidator of BGM.  By such appointment, the Official Liquidator became legally vested with power and authority to deal with BGM assets, including the Esaase Mining Lease. The Official Liquidator, for valuable consideration, assigned the unexpired (remaining) term of the Bonte Mining Lease to Sametro Company Limited (“Sametro”) pursuant to a Deed of Agreement dated July 4, 2005.

The key consideration for the assignment of the Esaase Concession by the Official Liquidator to Sametro was the agreement of Sametro to pay US$800,000 in two instalments of $400,000, the first as deposit and the last instalment of US$400,000 to be paid within 12 months from the effective date of the assignment.  The Esaase Mining Lease, contains provisions for a 10% government carried interest, a 3% net smelter royalty (“NSR”) to the government, and a 0.5% NSR to the Official Liquidator.

Subsequently, pursuant to a Letter Agreement (the “Option Agreement”) dated May 3, 2006, as amended on June 1, 2006, Sametro granted Keegan the option to acquire 100% interest and title in the Esaase Concession subject to the terms and conditions of the Option Agreement, including cash payments, share issuances to be made and work obligations to be incurred by Keegan.

Under the Option Agreement, Keegan made payments of US$700,000 during 2006 and 2007, including an advance payment of US$200,000 due upon production at the Esaase Concession.  The advance payment was made in order to extinguish the interest of the Official Liquidator in the Esaase Concession.  Keegan also agreed to issue 780,000 common shares over a three year period, of which 40,000 shares were issued in 2006, and the balance of the shares to be issued were renegotiated under the May 29, 2007 tri-partite agreement described below.

The Option Agreement was ratified by a resolution of the Board of Directors of Sametro dated May 18, 2006.  At the material time of entering into the Option Agreement Sametro had only paid the initial cash deposit of US$400,000 to the Official Liquidator and was in default of paying the 2nd instalment amounting to US$400,000.  On April 10, 2007, or thereabouts, it came to Keegan’s attention through a letter of demand from solicitors purporting to act on behalf K.O. Consortium that Sametro was indebted to one Kwame Owusu (trading under the name and style of K.O. Consortium) under a loan agreement, the proceeds of which were used to pay part of the initial deposit of US$400,000, being part of the consideration for the Esaase Concession to the Official Liquidator.

The same letter from the solicitors noted that K.O. Consortium had obtained a High Court judgment enforcing the assignment of the Esaase Concession to K.O. Consortium (the creditors) upon default by Sametro to pay the debt.  To retrieve and protect its interests in the Esaase Concession, Keegan went into tripartite negotiations with K.O. Consortium and Sametro as a result of which Keegan entered into a tripartite agreement dated May 29, 2007, pursuant to which Keegan paid $850,000 to K.O. Consortium through their solicitors to liquidate the debt of Sametro and issued 40,000 common shares to Sametro, in full satisfaction of Keegan’s obligations to Sametro under the Option Agreement.

Pursuant to the tripartite agreement dated May 29, 2007 (and announced June 14, 2007 after Ministerial Approval) Sametro assigned the Esaase Concession to Keegan Ghana by Deed of Assignment (the “Deed of Assignment”) dated May 26, 2007 and stamped as No. LVB 12/91/07.  Based upon an application made by Ekow Amua-Sekyi on behalf of Sametro, the Deed of Assignment further received Ministerial approval as required by the Ghana Mining Act, 2006 (Act 703) as per letter of the Minister of Lands Forestry and Mines dated June 8, 2007.  Thereafter, Keegan, acting through Keegan Ghana, entered into possession of the Esaase Concession to commence active gold prospecting operations thereon.

In July 2008, Sametro commenced a legal proceeding against Keegan Ghana and the Minerals Commission, the statutory regulators of the mining industry in Ghana, claiming the Deed of Assignment was obtained on the basis of fraud.  The Company is vigorously defending against this claim (See “Legal Proceedings and Regulatory Actions” below).

In March 2008, Keegan acquired the Jeni River Mining lease for consideration of US$50,000 which was paid to the Bonte Liquidation Committee (the “BLC”) on behalf of Jeni River Gold Mines and US$50,000 paid to the Minerals Commission of Ghana to transfer title.  The Ghanaian government retained a standard 10% carried interest and 3% NSR, and the BLC retained a 0.5% NSR on behalf of BGM.

The Bonte Gold Mining alluvial operation resulted in a large silting of the associated drainage system utilised by the dredging operation.  Under the agreement with the liquidation committee acting on behalf of the Ghanaian Government, Keegan assumes no environmental liability to any resulting environmental liabilities arising from the operations of Bonte Gold Mines on the Esaase Concession.  On the Jeni River Concession, Keegan agreed to reclaim the tailings as part of any large scale mining operation in the drainage.

All resources and areas of more significant exploration potential defined to date lie within the area covered by the lease to the Esaase Concession and the lease to the Jeni River Concession.  Permits to explore on the Esaase Property are obtained from the Ghana Environmental Protection Agency (“EPA”) on a yearly basis.  Keegan currently has an EPA permit to explore for the remainder of 2009.  Keegan also has the right to mine under the existing mining leases;  however, a mine plan will need to be submitted to the EPA who would subsequently issue a mining permit.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Esaase Property is accessed from Kumasi city by taking an asphalt road west 10km to the Bibiani Junction at Asenemuso and then southwest 10km to the village of Wioso.  At Wioso a secondary asphalt road is taken 8km south to the village of Amankyea then by secondary gravel roads a further 11km via the villages of Ahewerwa and Tetrem.  The Esaase Property itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Keegan.  Other parts of the Esaase Property are currently undergoing surface exploration and are accessed by both dirt roads and by footpaths.

The annual rainfall is in the range of 1500mm to 2000mm with temperatures ranging from 22°C to 36°C.  A major rainy season occurs from April to July followed by a minor one from September through to October.  Keegan has operated without cessation or delay throughout both rainy seasons.

The Esaase Property is drained by the Bonte River.  The Bonte River is bounded on both sides by steep hills.  The area is predominantly subsistence farmland producing mainly food crops and about 50% of this land is covered with secondary forest and thick brush.  The valley floor has been extensively placer mined and now consists primarily of placer tailings.

The exploration camp on the Esaase Property and surrounding villages are connected to the national electrical grid.  Mobile phone communication is accessible in most parts of the Esaase Property, and a satellite dish is installed in the exploration camp for internet access.  The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20km from the exploration camp.  Hospitals and most government offices are available in Kumasi.  Food and general supplies are also purchased in Kumasi.  High voltage power lines run along the Bibiani Highway eight kilometres from the Esaase Property.

History

The Bonte area has a long history of artisanal mining, associated with the Ashanti Kingdom.  There is also evidence of adits driven by European settlers, between the period from 1900 to 1939, although no documented records remain of this activity.  Drilling was conducted on the Bonte river valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential, however the Company has no reliable information on any production during this time.  In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (“AAGM”) and was later transferred to BGM, a local subsidiary of AAGM.  BGM reportedly recovered some alluvial gold on the Esaase Property, however this past gold production is of no relevance to Keegan’s exploration program as Keegan is focused on the discovery of hard rock resources on the Esaase Property.

Geological Setting

The geology of Ghana is comprised predominantly of rocks of the Birimian and to a lesser extent of units of the Tarkwaian.  The Birimian consists of narrow greenstone (volcanic) belts, which can be traced for hundreds of kilometres along strike but are usually only 20 to 60km wide, separated by wider basins of mainly marine clastic sediments.  Along the margins of the basins and belts there appears to be considerable interbedding of basin sediments and volcanoclastic and pyroclastic units of the volcanic belts.  Thin but laterally extensive chemical sediments, consisting of cherts (type of sedimentary rock), fine-grained manganese-rich and graphitic sediments, often mark the transitional zones.  The margins of the belts commonly exhibit faulting on local and regional scales.  These structures are fundamentally important in the development of gold deposits for which the region is well known.

The Tarkwaian rocks consist of a distinctive sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt.  They host important paleoplacer gold deposits in the Tarkwa district.  Equivalent rock types occur in other belts of the region but in relatively restricted areas.  In the type locality at Tarkwa, the sequence is in the order of 2.5km thick, whereas in the Bui belt, comparable units are about 9km thick sediments that mark a rapid period of erosion and proximal deposition during the late-stage of an orogenic cycle.

The Esaase Property area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks.  Geological units on the Esaase Property have been interpreted by a combination of airborne geophysical resistivity mapping, resource definition drilling and associated outcrop mapping.  The rocks of the Esaase Property can be divided into metasedimentary units with high electrical and electromagnetic resistivity and highly conductive rocks.  Within the resource zone, the host rocks can be divided between phyllite and siltstone (ore zone predominant in hanging wall of resistivity break) and sandstone/greywacke (predominant in footwall of resistivity break).  Host rocks to ore range from massive thinly layered phyllite through interlayered phyllite and siltstone, to massive silt and sandstone.  Although recognizable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of core drill and outcrop density.  The structural architecture of the Esaase Property area is dominated by fold-thrust patterning followed by a late stage strike-slip deformation event.

The metasediments are intruded post-kinematically by dikes and small stocks of intermediate to felsic composition, i.e. tonalite to granodiorite.  In the southern portion of the deposit on the Esaase Property, these intrusions are intensely brecciated and mineralized and occur at or near the footwall of mineralization and are themselves mineralized.  The existence of weathering profile on the Esaase Property is strongly influenced by topography.  The typical weathering horizon in tropical settings in West Africa consists of laterite (+- duracrust), saprolite, oxidized bedrock, and bedrock (there is often a gradational zone, “saprock” between the saprolite and oxidized bedrock).  At the higher elevations at the Esaase Property, the laterite and saprolite, and much of the saprock has been weathered away, leaving behind oxidized bedrock.  At intermediate elevations the weathering profile is mostly intact and may be covered by transported colluvium.  At the lowest elevations, the entire profile is covered by either alluvium or residual tailings from previous alluvial operations.

Exploration

No modern-style lode exploration was completed on the Esaase Property prior to the commencement of exploration by Keegan in mid 2006.  Since mid 2006, Keegan has undertaken an aggressive exploration program combining soil geochemistry and Induced Polarization (“IP”) geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

Soil Sampling Program

Keegan commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and has received assay results from over 4,000 soil samples.  Sampling was undertaken on north east oriented lines spaced 100-400 meters apart with samples taken at 25 meter intervals along the lines.  This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the Esaase Concession.  After the acquisition of the Jeni River Concession, Keegan expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime.

Soil samples were obtained wherever there was not an obvious alluvial disturbance or alluvial material, and care was taken to sample below the organic horizon.  The material below the organic horizon on ridge tops or steep slopes from higher elevations is weathered bedrock, whereas that taken nearer to the alluvial creek bottoms is underlain by colluvium, laterite, and/or saprolite.  Drilling and trenching indicate that soil samples from weathered bedrock, on average, have gold levels within an order of magnitude of the underlying rock values.  Soil samples from non bedrock sources (ie alluvial) tend to have much lower gold values than the underlying bedrock.  As a result of this observation, Keegan has begun an auger sampling program in order to get samples at or closer to the bedrock/soil interface.

Geophysical Programs

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralization boundaries.  In order to identify other such structures, Keegan contracted Geotech Ltd. to perform an airborne versatile time domain electromagnetic system geophysical program on the Esaase Property in October 2007, and a total of 2,266 line-km were flown.  In-field data processing involved quality control and compilation of data collected during the acquisition stage using the in-field processing centre established in Ghana.  The survey was flown at nominal traverse line spacing of 200m.  Flight line directions were N130°E/N50°W.  The helicopter maintained a mean terrain clearance of 122m.

The data was processed and interpreted by Condor Consulting, Inc., who performed analysis on line data in order to determine the best time delay channels to use.  Condor performed Layered Earth Inversions, generated depth slices for the survey and characterized the 2D and 3D nature of the survey.  It was found that significant breaks changes in the resistivity values of the rocks along what are interpreted as north east oriented structures occur.  These breaks correlate with the position and orientation of gold anomalies, which are expressed both in the surface soils that overlie these breaks and in the subsurface as indicated by drilling

Mineralization

Gold mineralization on the Esaase Property occurs in quartz - carbonate veins hosted within parallel north east trending, moderately to steeply west dipping bodies of extremely deformed siltstone shale.  One form of disseminated alteration most commonly noted in oxidized rocks is quartz-sericite-pyrite alteration.  This alteration type is not distinctly different in coloration in fresh core and is thus difficult to detect in that state.  Surface weathering converts the sericite to white kaolinite creating a bright white color alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads.  At closer scale, pyrite pseudomorphs can be distinguished.  The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks.  Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form.

Quartz veining occurred within the mineralization envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events on the Esaase Property.  Four stages of veins can be identified, which include an early unmineralized quartz only vein stage which has undergone deformation and brecciation.  A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins.  These veins are also early and are consistently deformed and offset.  The third stage consists of quartz-carbonate±sulfide veins with visible free gold.  The associated sulfide is generally pyrite, but up to 15% of it can be chalcopyrite and minor arsenopyrite variably occurs as well.  Finally, late stage post-mineral calcite veins crosscut all previous features.

Veins that contain visible gold overwhelmingly strike, have sub vertical dips and are either planar or S-shaped.  Thus they are oblique in orientation to the overall strike and dip of mineralization and appear to be bounded by aforementioned thrust faults and can thus be described as en echelon vein sets form en-echelon sets, which were likely emplaced during a transition from fold thrust deformation to left lateral strike slip deformation.

Drilling

Drilling at the Esaase Property has been managed by Keegan and Coffey Mining Pty Ltd. geologists and to date has been constrained geographically to the south central portion of the Esaase Concession.  Surface Reverse Circulation (“RC”) and Diamond Core (“DC”) drilling has been completed, and the ongoing drill program is designed to test the mineralized corridor delineated from soil sampling, trenching, drilling and geophysical interpretations.

The initial 14 diamond drillholes were completed by Eagle Drilling contractors with the remainder completed by Geodrill Ltd. contractors.  Both of these drilling companies are reputable Ghana based companies providing RC and PC Diamond drilling services consistent with current industry standard.  A total of 569 drillholes have been completed totalling 117,958m of which 467 of these drillholes (in the currently defined resource area) were used for the resource estimates on the Esaase Property disclosed in the Technical Report and in Table 2 below.

Drilling Procedures

Drillholes were surveyed on approximately 50m downhole intervals.  The initial 14 diamond drillholes were completed by Eagle Drilling using a Longyear 38 skid mounted diamond drill.  The Geodrill rig utilised in the RC drilling is multipurpose and completed the remaining diamond component of drilling also.  Table 1 below summarizes the RC and core sampling program.

Table 1:  Esaase Property

Drilling and Sampling Statistics
Method	Number	Average Length	Total Metres	Number of Assays
RC	399	175	69,953	69,515
RC Precollars with diamond tails	129	297	38,318	19,216 (RC) 18,406 (diamond)
Diamond	41	236	9,688.7	5,932
Total	569	85	117,959.7	113,069

Sampling and Analysis

RC drill chips were collected as 1m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting.  The collected samples were riffle split using a three tier Jones riffle splitter.  A final sample of approximately 2kg was collected for submission to the laboratory for analysis.  All 1m samples were analysed.  RC chip trays were systematically compiled and logged with all bulk rejects being stored at the Keegan exploration camp in Esaase.

For the DC, nominally 2m intervals were initially taken unless geological features were identified requiring smaller intervals.  After December 2006, nominally 1m intervals were taken.  9.8% of diamond core sampling was submitted as whole core with the remaining 90.2% was submitted as half core.  These sampling intervals are much smaller than the true width of mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.  After the marking out of the required interval, the core was cut in half by electric diamond blade core saw.  The cut is made 1cm to the right (looking downhole) of the orientation line with the left side being retained and the other half broken up for assay.  In the upper oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralization, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.  The core was transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.  Geotechnical logging has recorded percentage core recovery, rock quality density percentage, rock type, weathering, rock strength and fractures per metre.  This basic geotechnical logging is considered appropriate at this stage of project development.

Sample recovery for RC drilling was noted as very good and averages approximately 34kg/m drilled.  Bulk sample weights have been systematically recorded for each metre drilled.  Sample recovery in diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries.  Keegan utilised HQ3 drilling to minimize the core loss in the weathered zones.

The sampling procedures adopted for drilling are consistent with current industry best practise.  Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high.  Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.  Dedicated drillhole twinning of the DC drilling and RC drilling has not been completed by Keegan at this stage and it is difficult to determine if any negative bias has resulted in the DC drilling due to the use of water.  A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content.  RC field duplicate samples are routinely collected to allow assessment of the field sampling error (or bias) once the laboratory error, determined from analysis of pulp duplicates, has been subtracted.  Acceptable reproducibility has been identified during an assessment of RC field duplicate data generated and no distinct bias is evident.

The quality control (“QC”) procedures adopted by Keegan include:  insertion of 16 internationally certified standard reference material; insertion of blank material; RC field duplicates taken; diamond core field duplicates completed by a second split at the 3mm jaw crushing stage; submission of selected umpire (control) samples to Societe Generale de Surveillance (“SGS”); and review by Keegan and the internal laboratory QC data on a batch by batch basis.  In addition, the laboratories used by Keegan (SGS Tarkwa, Transworld Tarkwa, and ALS Kumasi) employ various quality control procedures that are in accordance with industry standards.  SGS Tarkwa has been used as the primary laboratory by Keegan since February 2007.  The Technical Report analyzed certain QC data including standard and blanks (both field and laboratory), RC filed duplicates, and laboratory repeats, re-assayed pulps and umpire assaying, and generally found equivalent means and acceptable levels of precision in the majority of cases, with some minor exceptions.

The Technical Report concluded that the current Quality Assurance/Quality Control (“QA/QC”) systems in place at the Esaase Property to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented.  Pertinent conclusions from the analysis of the available QA/QC data include:  use of Certified Standard Reference material has shown a significant relative low bias for SGS, Tarkwa; use of Certified Standard Reference material has shown a relative high bias for Transworld, Tarkwa and this interpretation is supported by the umpire analysis program; repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories.  This lack of precision is currently unexplained and requires investigation.

Security of Samples

The close scrutiny of sample submission procedures by Keegan technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering.  Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data is readily recognised and investigated.

Keegan sampling procedures require samples to be collected in staple closed bags once taken from the rig.  They are then transported to the Esaase Property camp to be picked up by the laboratory truck.  The laboratory truck then takes them to the laboratory directly.  Reference material is retained and stored at the Keegan exploration camp at the Esaase Property, as well as chips derived from RC drilling, half-core and photographs generated by diamond drilling, and duplicate pulps and residues of all submitted samples.  Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralization, and are entirely consistent with the anticipated tenor of mineralization.

The assay method applied by Transworld Tarkwa and SGS Tarkwa for the Esaase Property drilling includes:  sample preparation where 3kg or less of sample was dried, disaggregated, and jaw crushed to 3mm, sample was pulverised to a nominal 95% passing -75 micron using an LM2 pulveriser; and two pulp samples were taken for analysis and pulp storage.  In addition, sample analysis involved 50g charge, fire assay fusion, lead collection, and atomic absorption spectrometer (“AAS”) determination to 0.1parts per million (“ppm”).

The assay method applied by ALS Kumasi for the Esaase Property drilling includes:  3kg or less of sample that was dried, disaggregated, and jaw crushed to 2mm with a nominal 70% passing 2mm; sample was pulverised to a nominal 85% passing -75 micron using an LM2 pulveriser; and two pulp samples are taken for analysis and pulp storage.  In addition, sample analysis involved a 50g charge, fire assay fusion, lead collection, and AAS determination to 0.1ppm

Analytical procedures associated with data generated to date by SGS Tarkwa, Transworld Tarkwa, and ALS Kumasi are consistent with current industry practise and are considered acceptable for the style of mineralization identified at the Esaase Property.

Mineral Processing and Metallurgical Testing

Preliminary metallurgical testwork was conducted on behalf of Keegan by Coffey Mining Pty Ltd. in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach as well as carbon in leach (“CIL”) processing routes.  Testwork was completed at the IML laboratory in Perth, Western Australia.  All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both ‘as received’ RC chip sizing, and after grinding to typical CIL size ranges.

Mineralogical examination of the three ore zones indicated the presence of coarse gold in the transitional and fresh samples.  This gold was generally fine at around 10 microns (“µm”) and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300µm in size.  Sulphide was predominately pyrite and minor arsenopyrite.

The ‘as received’ bottle roll tests conducted at approximately 1mm were used to indicate the likely amenability to heap leaching.  The oxide material produced a recovery of 85.8% with a residue of 0.18g/t which is within the range of heap leach viable ores.  The RC chip sample had a P80 sizing of 478µm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column testwork at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60g/t – 0.74g/t.  These samples, although potentially heap leachable, were also considerably finer than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further.  Both the transition and fresh samples were of a relatively high gold grade, which can bias the gold recovery percentages.  At a lower head grade with the same residue value, the recovery percentage would be significantly lower.

The cyanidation testwork carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone.  In all three cases, maximum recoveries were achieved at 75µm, however the oxide material showed little difference in recovery and residue grades below 300µm.  The grind dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes.  Residue analysis indicated that a large portion of the non-leached gold resided in the -45µm fraction.  The recoveries ranged from 79.4% for fresh material, 87% for transitional, and 91.4% for oxide, with residues of 0.37g/t, 0.32g/t, and 0.08g/t respectively.

In 2008, Keegan contracted Lycopodium Ltd and Coffey Mining Pty Ltd., both in Perth Australia, to perform a preliminary scoping study for the Esaase Property.  The scoping study entails detailed metallurgical studies and such studies are underway under the direction of Amdel labs in Perth Australia.  Although the studies have not been completed, preliminary indications confirm the presence of coarse gold and tests to examine the potential for gravity recovery to enhance recovery have been proposed and accepted.  Preliminary results from Amdel on composite samples indicate that a higher percentage of gold may be detected in screen fire assay than in regular fire assay.  Keegan selected 103 representative samples from four intercepts of fresh core to examine the relationship between standard 50g fire assay and screen fire assay.  The assay results show that the screen fire assay results are 28% higher than that of the standard fire assay.  Investigations are ongoing and a much larger sample set is being tested to determine whether the increase in grade in the screen fire assay is statistically significant.

Mineral Resource Estimates

NI 43-101 compliant indicated and inferred resources were estimated on the Esaase Property as of February 27, 2009 (the “2009 Resource Estimates”), and are summarized in Table 2 below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 2:  Esaase Property Resources - as of February 28, 2009

Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Gold Metal (Mozs)
Indicated
0.4	57.987	1.2	2.278
0.5	49.248	1.4	2.153
0.6	41.942	1.5	2.025
0.7	35.748	1.7	1.898
0.8	30.656	1.8	1.777
0.9	26.322	2.0	1.660
1.0	22.782	2.1	1.552
Inferred
0.4	41.664	1.2	1.653
0.5	34.054	1.4	1.546
0.6	28.573	1.6	1.451
0.7	24.430	1.7	1.365
0.8	20.649	1.9	1.275
0.9	17.914	2.1	1.201
1.0	15.852	2.2	1.139

All grade estimation for the resource estimates on the Esaase Property was completed using Multiple Indicator Kriging for gold.  This estimation approach was considered appropriate based on review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization.  The estimation was constrained with geological and mineralization interpretations.  The 2009 Resource Estimates was based on the available exploration drillhole database which was compiled by Coffey Mining Pty Ltd., and the database was reviewed and validated by Coffey Mining Pty Ltd.  Data included samples from extensive trenching, but only the RC and diamond drilling sample data were included for use in the modelling process.  A total of 467 RC and diamond drillholes were used in the 2009 Resource Estimates.

Samples were composited to 3m down-hole lengths with residual intervals less than 1.5m length being deleted from the composite file.  Prior to deletion of composites less than 1.5m, statistical analysis was undertaken to determine the impact on mean gold grades.  Deletion of these composites was deemed to have negligible impact on mean grades and was therefore appropriate.  The resulting file contained 13,496 composites with gold grades within mineralized domains.

The 2009 Resource Estimates were classified as indicated or inferred resources based on the confidence levels of the key criteria that were considered during the resource estimation, including drilling techniques, logging, drill sample recovery, sub-sampling techniques and sample preparation, quality of assay data, verification of sampling and assaying, location of sampling points, data density and distribution, database integrity, geological interpretation, rock dry bulk density, estimation and modelling techniques, and mining factors or assumptions (Multiple Indicator Kriging; 8mE x 10mN x 2.5mRL Selective Mining Unit).

Exploration

Keegan plans to undertake further work to perform a preliminary economic assessment of the deposit on the Esaase Property, as well as undertake additional exploration to add to the existing resource estimates and convert additional resources to an indicated resources category.  The first phase of exploration will consist of RC drilling of current exploration and resource extension targets, continued auger sampling of coincident soil and geophysical targets, and RC and core drilling targeting higher grade targets of the deposit down dip.  If the first phase of exploration discovered continuous mineralization of potentially economic tenor, then additional exploration expenditure would be warranted and a second phase of exploration will be triggered.  The next phase of the program at the Esaase Property may result in a preliminary scoping study on the indicated and inferred resources, which would determine the amenability of the deposit to different scenarios of mining, milling and ore beneficiation.

Asumura Property

The Asumura Property is located in the south western part of Ghana, West Africa, and is divided into two parts by the Bia River.  The western part of the Asumura Property is within the western region on Ghana in the Juabesco Bia district and the eastern part is in the Brong Ahafo region of Ghana (See Figure 1).  The Asumura Property is without known resources or reserves and Keegan is currently undertaking  non material exploratory work on the property.

Keegan has an undivided 100% interest in the Asumura Property subject to a 3.5% NSR to GTE Ventures Ltd., 50% of which may be purchased for US$2,000,000 by Keegan.  The Ghanaian government is also entitled to claim a 3-6% NSR after the Asumura Property is converted to a mining license (3% has been standard in recent history) and to participate up to 10% in the project.

DIVIDENDS

The Company does not pay dividends at this time and has no plans to pay dividends in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As of April 30, 2009, there were 28,504,553 common shares issued and outstanding and no preferred shares issued and outstanding.

Common Shares

The common shares rank equally within their class as to dividends, voting rights, participation in a distribution of assets on a liquidation, dissolution or winding-up of the Company and in all other respects.  The issued shares are not subject to call or assessment or pre-emptive or conversion rights.  There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Preferred Shares

The preferred shares may be issued from time to time in one or more series and with special rights and restrictions pertaining to (but not limited to) dividends, redemption or purchase rights, rights of retraction, rights upon dissolution of the Company, and voting, as the directors of the Company may, from time to time, determine by resolution.  Currently the preferred shares rank in priority over common shares as to dividends and return of paid up capital upon dissolution or winding up of the Company.  Holders of preferred shares are not entitled to notice or to vote at meetings of shareholders (except where holders of a specified class or series are entitled to a separate vote in accordance with the Business Corporations Act (British Columbia).  The Company may at any time purchase for cancellation or redeem any of the preferred shares and holders of preferred shares may require the Company to retract such shares in accordance with the terms upon which such have been issued.

Convertible Securities

As of May 7, 2009, the Company also had outstanding obligations to issue up to 5,079,410 common shares, as follows:

(a)	warrants to purchase an aggregate of 1,980,000 common shares at a price ranging from $4.25 to $5.25 per share, expiring May 27, 2009; and

(b)
stock options to purchase an aggregate of 3,099,410 common shares at a price ranging from $0.92 to $4.20 per share, expiring between February 3, 2010 and February 5, 2013, all of which have been issued under the Company’s share option plan

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares were traded on the TSXV under the symbol “QSV” from June 25, 2001 to March 1, 2005 and thereafter under the symbol “KGN” until December 19, 2008.  Starting from December 22, 2008, the Company’s common shares have been trading on the TSX under the symbol “KGN”.  The Company’s common shares also trade on NYSE Amex under the symbol “KGN”.  The following table sets out the high and low sale prices and the volume of trading of the shares on the TSX and the TSXV for the months indicated:

Period	High	Low	Volume
2009
April	2.85	2.25	1,026,700
March	3.04	2.05	1,719,400
February	3.07	1.54	2,991,500
January	1.76	1.01	970,013
2008
December	1.18	0.55	1,940,883
November	1.02	0.50	447,300
October	1.99	0.49	2,696,300
September	2.41	1.46	1,315,300
August	3.15	1.95	512,800
July	3.50	2.75	802,600
June	3.93	3.12	1,262,400

Period	High	Low	Volume
May	4.50	3.45	1,498,668
April	5.85	3.35	2,604,891
March	5.49	4.69	999,805
February	5.25	3.68	2,024,693
January	4.35	3.25	1,657,862
2007
December	4.54	3.70	824,984
November	4.65	3.64	1,432,879
October	4.75	2.86	2,260,275
September	3.05	2.67	918,979
August	3.48	2.22	960,693
July	3.83	3.23	689,002
June	4.18	3.26	1,134,347
May	4.40	3.78	1,068,832
April	4.95	3.75	1,712,300

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the name, residence, position with the Company and principal occupations for the previous five years of each of the directors and executive officers of the Company, as well as the period during which each has been a director of the Company.

The term of office of each director of the Company expires at the annual general meeting of shareholders each year.

Name and Residence	Position with Keegan	Principal Occupation Previous Five Years	Director Since
Daniel T. McCoy Reno, Nevada	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Company since November 2004	November 2004
Tony Ricci British Columbia, Canada	Chief Financial Officer	Self employed professional Chartered Accountant	N/A
Richard J. Haslinger British Columbia, Canada	Director
Director of the Company; Vice-President,
Exploration and Director, Keegan
Resources Inc. serving as Esaase and
Asumura exploration project and site
manager since February 2006; Site Manager
and Project Coordinator, Hunter Dickinson
Mining Group from January 1993 to
February 2006
May 2004
Robert McLeod(1) British Columbia, Canada	Director	Vice-President of the Company since January 2004	February 2005

Name and Residence	Position with Keegan	Principal Occupation Previous Five Years	Director Since
Mark Orsmond(1) British Columbia, Canada	Director	Investment banking consultant with Mercantile Consulting	October 2007
Gordon J. Fretwell(1) British Columbia, Canada	Director	Self-employed solicitor since 1991	February 2004

(1)	Member of the Audit Committee, the Compensation Committee, Nominating and Corporate Governance Committee and Disclosure Committee.

The directors and executive officers of the Company, as a group own or exercise control and direction over 326,190 common shares as of April 30, 2009, being 1.1% of the issued common shares on a non-diluted basis.

Principal Occupation and Other Companies Served by Current Directors of Keegan

Daniel T. McCoy – President, Chief Executive Officer and Director

Before being named President of Keegan, Mr. McCoy was Senior Geologist with Placer Dome Exploration Inc. where he coordinated acquisitions and field programs for Placer’s Nevada generative exploration office and coordinator of acquisition and exploration projects in Alaska and Canada.  From 1992 to 1995, he was a teaching and research associate at the University of Alaska, Fairbanks, and also served as a contract geologist for other major metals companies throughout the United States.

Tony Ricci – Chief Financial Officer

Mr. Ricci is a Vancouver, B.C. based chartered accountant who received his designation as a CA (Chartered Accountant) in 1989 and has over 18 years of experience, mainly with public companies listed on Canadian and U.S. stock exchanges.  He has experience in auditing procedures and in creating corporate subsidiaries in foreign countries.  Mr. Ricci was a director of Keegan from December 2005 until October 2007.

Mr. Ricci is, or was within the past five years, an officer and/or director of the following public companies:

Issuer	Positions Held	From	To
Mosam Capital Corp.	CFO	March 2006	April 2008
Milk Capital Corp.	CFO	December 2006	Present
Petaquilla Minerals Ltd.	CFO	November 2006	January 2008
Altair Ventures Incorporated	CFO and Secretary	January 2006	Present
Norsemont Mining Inc.	CFO and Director	August 2005	October 2007
Alma Resources Ltd.	CFO	April 2006	Present
Jantar Resources Ltd.	President and Director	May 2008	Present
Grid Capital Corp.	CFO and Director	May 2008	Present
Remstar Resources Ltd.	CFO	April 2006	Present
Petaquilla Copper Ltd.	CFO	January 2007	January 2008
EmerGeo Solutions Inc.	CFO	May 2008	Present

Richard J. Haslinger - Director

Mr. Haslinger received a Bachelor of Applied Science degree in Geological Engineering from the University of British Columbia in 1986 and is a registered professional geological engineer with over 20 years of experience in the mineral exploration industry.  During the last 15 years Mr. Haslinger has managed numerous multi-disciplinary exploration and deposit delineation projects at sites ranging from Alaska to South Africa, including acting as Site Manager and Project Coordinator for the Hunter Dickinson Mining Group from January 1993 to April 2006.  In his role with Keegan he provides exploration guidance and drill program management.

Mr. Haslinger is, or was within the past five years, an officer and/or director of the following public company:

Issuer	Positions Held	From	To
Sitec Ventures Corp.	Director	June 25, 2007	Present

Robert McLeod - Director

Mr. McLeod is the VP of Exploration and the CEO of Full Metal Minerals Ltd.  He has over 12 years of experience in mining and exploration, working for a variety of major and junior mining companies.  Technical skills include advanced GIS and 3D geologic modeling, grade-block modeling and resource calculation, mine design and geostatistics, lithogeochemical and structural studies, as well as project generation and property evaluation.  His exploration strategy is a multi-tier approach including: conceptual geologic and project generation, early-stage project advancement focusing on discovery, and advancing mid-stage projects towards feasibility.  As an exploration geologist and project manager at Miramar's Hope Bay project, he was part of the team that discovered the Naartok deposit, as well as expanding and delineating the Boston and Doris deposits.  He was previously VP of Exploration for Atna Resources Ltd, where he helped assemble a premier portfolio of gold properties in Nevada.  Mr. McLeod obtained his Bachelor of Science Degree, majoring in Geology from UBC in 1993 and graduated from Queen's University's, Master's in Geology, Mineral Exploration Program in 1998.  He is a Fellow of the Society of Economic Geologists, member of the Association of Professional Engineers and Geoscientists of BC, Prospectors and Developers Association of Canada, Alaska Miners Association and the BC & Yukon Chamber of Mines.

Mr. McLeod is, or was within the past five years, an officer and/or director of the following public companies:

Issuer	Positions Held	From	To
Full Metal Minerals Ltd.	Director, VP Exploration and CEO	January 2004	Present
Mantra Mining Inc.	Director	June 2006	Present
Underworld Resources Inc.	Director	March 2007	Present
Atna Resources Ltd.	VP Exploration	February 2003	January 2004
Premium Exploration Inc.	Director	October 2006	May 2008

Mark Orsmond – Director

Mr. Orsmond is a professional accountant, qualified in both Canada and South Africa.  He obtained a B-Compt Degree from the University of South Africa in 1998.  Mark has spent most of his working career in the corporate finance area, working for an international brokerage firm in South Africa and a boutique corporate finance firm, Mercantile Consulting, which he owns and operates in Canada.  During his career he has assisted many public, private and government entities with M&A, financing and related activities.  He recently (Nov 2006) assisted Minco Silver Corporation close a $16,500,000 equity financing, lead by CIBC World Markets.  Mark acted as the Chief Financial Officer of the Amex listed Minco Group for a period of six months prior to working on the Minco Silver financing.  He was recently on the Sterling Mining team which closed a $25,000,000 institutional financing led by TD Securities.

Mr. Orsmond is, or was within the past five years, an officer and/or director of the following public companies:

Issuer	Positions Held	From	To
Hedger Capital Inc.	CFO	March 2006	Present
Minco Silver Corporation	VP Corporate Development	June 2006	June 2007
Minco Mining Corp.	Chief Financial Officer	February 2006	July 2006

Gordon J. Fretwell, Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Issuer	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Rockwell Diamonds Inc.	Secretary	March 1998	September 2007
	Director	March 1998	September 2006
Bell Resources Corporation (now Bell Copper Corporation)	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Frontera Copper Corporation	Director	February 2009	Present
Grandcru Resources Corporation	Director	December 2002	May 2008
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	March 2009
	Secretary	March 2009	Present
International Royalty Corporation	Director	February 2005	Present
Pine Valley Mining Corporation	Director	August 2003	September 2006
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	Chief Financial Officer	November 2005	January 2006

Issuer	Positions Held	From	To
Meritus Minerals Ltd.	Director	June 2007	Present
Metals Creek Resources Corp. (formerly The Endurance Fund Corporation)	Secretary	December 2007	Present
Lignol Energy Corporation	Director	January 2007	Present
Northern Dynasty Minerals Ltd.	Director	April 2006	Present

Audit Committee

The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.  In addition, the Audit Committee meets annually with the external auditors of the Company.

Composition of Audit Committee

The Company is required to have an Audit Committee comprised of not less than three directors, all of whom are “independent” and “financially literate”, as such terms are defined in National Instrument 52-110 – Audit Committees (“NI 52-110”).  The Company’s current Audit Committee consists of Gordon J. Fretwell, Mark Orsmond (Chair) and Robert McLeod all of whom are independent.  NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the member’s independent judgment.

Financial Literacy

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the directors of the Company are financially literate as that term is defined.  Rob McLeod has been a member of audit committees for multiple public companies and was formerly Chief Financial Officer of Full Metal Minerals Ltd.  Gordon Fretwell, formerly the Chief Financial Officer of the Company, holds a Bachelor of Commerce and a law degree and has been a member of the audit committee for multiple public companies.  Mark Orsmond is a professional accountant and has acted at the Chief Financial Officer of a number of companies.

All Audit Committee members have experience with public companies in the reviewing of financial statements and accounting to be deemed ‘financially literate’, and meet the criteria outlined in NI 52-110.

Audit Committee Charter

The Company has adopted an audit committee charter, the text of which is attached to the AIF as Schedule “A”.

Audit Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP and Amisano Hanson to the Company to ensure auditor independence.  Fees incurred with BDO Dunwoody LLP and Amisano Hanson for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.  (The March 31, 2007 audit was conducted by Amisano Hanson, a firm which merged with BDO Dunwoody LLP effective January 1, 2008)

Nature of Services	Fees Paid to Auditor in Year Ended March 31, 2008	Fees Paid to Auditor in Year Ended March 31, 2007
Audit Fees(1)	$62,808	$29,401
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	$927
All Other Fees(4)	Nil	$Nil;
Total	$62,808	$30,328

Notes:

(1)
“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Other Committees

In addition to the Audit Committee, Keegan has three other committees: the Compensation Committee, the Disclosure Committee and the Nominating and Corporate Governance Committee.

Compensation Committee

The Compensation Committee is comprised of three directors, Gordon J. Fretwell (Chair), Mark Orsmond and Robert McLeod all of whom are independent.  The Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to executive and director compensation.

Disclosure Committee

The Disclosure Committee is comprised of three directors, Gordon J. Fretwell, Mark Orsmond and Robert McLeod (Chair) all of whom are independent.  The primary responsibility of the Disclosure Committee is to cause the Company to fulfill its disclosure obligations on a timely basis.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors, Gordon J. Fretwell (Chair), Mark Orsmond and Robert McLeod all of whom are independent.  The Nominating and Governance Committee assists the Board of Directors in carrying out its responsibilities relating to stewardship and governance, including identifying and recommending to the Board individuals qualified to become Board members, consistent with criteria approved by the Board.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above paragraph, “order” means a cease trade order, an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, except Gordon J. Fretwell, who was a director of Pine Valley Mining Corporation which, during the year following Mr. Fretwell’s resignation, obtained an order under the Companies’ Creditors Arrangement Act.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies.  Some of the directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Company.  Conflicts, if any, will be subject to the procedures and remedies provided under the Company’s governing corporate statute.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Esaase Lawsuit

On July 14, 2008, Sametro (see “General Development of the Business – Esaase Property - History” above) issued a Writ of Summons against Keegan Ghana and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud, a declaration that the Esaase Concession is the property of Sametro, an order for perpetual injunction directed at Keegan Ghana and the Ghana Minerals Commission from interfering with Sametro’s rights to the Esaase Concession, an order directed at the Ghana Minerals Commission to expunge from their records the Deed of Assignment which granted Keegan Ghana its ownership of the Esaase Concession plus (unspecified) damages and costs.

Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorized to do so by Sametro and/or that he provided a deed to Keegan Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo.  One allegation is that Mr. Amua-Sekyi, who presented the document to Keegan Ghana, actually forged the signature of Mr. Etroo on the Deed of Assignment and his signature is a fraud.  In a separate action Sametro is suing Mr. Amua-Sekyi and making similar allegations.

It is the legal position of Keegan Ghana that Mr. Amua-Sekyi was at all material times a director and agent of Sametro in the transactions between Sametro and Keegan Ghana, and that Keegan Ghana acted in good faith without any notice of irregularity.  Keegan Ghana notes that other directors of Sametro executed documents ratifying the underlying Option Agreement from which the Deed of Assignment was derived.  Sametro in its pleadings conceded that Sametro ratified the Option Agreement and also took consequential actions in pursuance thereof.

Keegan Ghana will in part rely upon sections 139-142 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana.  Section 143 of the Ghana Companies Code specifically provides that: “Where in accordance with Sections 139-142 of this Code a company would be liable for the acts of any officer or agent, the company shall be liable notwithstanding that the officer or agent has acted fraudulently or forged a document purporting to be sealed by, or signed on behalf of, the company”.

Keegan Ghana believes that Sametro’s claims are without merit and will vigorously defend its interests in the Esaase Concession.  Based on a legal analysis of the facts and law by its Ghana counsel, the Company is confident in its legal position; however there can never be certainty in regards to the outcome of lawsuits as the trial process involves judicial assessment of witnesses, documents and other matters that can influence the outcome and which can not be fully evaluated in advance.

On May 13, 2009, the High Court in Ghana is expected to hear an interlocutory application  brought by Sametro to request an injunction preventing Keegan from conducting exploration and accessing the Esaase Property. Keegan's counsel is of the view that the injunction request will be denied on the basis that a) Keegan at all times enjoyed a contractual right to access the property and this right should not be affected by the litigation which is in respect of other disputed matters and b) the balance of convenience greatly favours Keegan as there is no ongoing exploitation of the resource so the plaintiff is not at any economic risk by Keegan's activities.  In the event that a Court verdict  refusing the injunction  is not in-hand before the targeted May 26,2009 completion date for this offering, or if the underwriters have reason to be unsatisfied with the prospects for success of the lawsuit, they have the right to withdraw and terminate the offering.

There is no other material litigation and no known regulatory actions, nor to the knowledge of the Company, any basis therefore.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no (a) director or executive officer of the Company, (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year except as herein disclosed.

TRANSFER AGENTS AND REGISTRARS

Keegan’s registrar and transfer agent is Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are material contracts of the Company:

1.	Option Agreement dated May 3, 2006, as amended on June 1, 2006, between the Company and Sametro regarding the Esaase Concession;

2.	Deed of Assignment dated May 26, 2007 between the Company and Sametro regarding the Esaase Concession;

3.	Option Agreement dated May 29, 2007 among the Company, K.O. Consortium, and Sametro regarding the Esaase Concession;

4.	Mining Lease Assignment Consent for the Esaase Concession dated June 7, 2007;

5.	Consultant Agreement between the Company and Dan McCoy dated November 1, 2007;

6.	Consultant Agreement between the Company and Tony Ricci dated December 9, 2005;

7.	Consultant Agreement between the Company and Michael Bebek dated November 1, 2007;

8.	Mining Lease Assignment Consent for the Jeni River Concession dated March 11, 2008; and

9.	Deed of Assignment for the Jeni River Concession dated February 19, 2008.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a) BDO Dunwoody LLP, the Company’s external auditors, which is independent within the meaning of the Rules of the Professional Conduct of the Institute of Chartered Accountants of British Columbia; and

(b) Brian Wolfe, MAusIMM of Coffey Mining Pty Ltd., who authored the technical report “Esaase Gold Deposit Resource Estimation” dated April 24, 2009.

To our knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

Based on information provided by the experts, none of the experts named under “Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional financial information relating to Keegan is included in Keegan’s audited financial statements for the years ended March 31, 2008 and 2007 and the accompanying auditors’ report and management’s discussion and analysis.  Copies of the relevant portion of any documents incorporated by reference in this annual information statement, Keegan’s most current financial statements and management’s discussion and analysis, and additional copies of this AIF as well as additional information relating to Keegan, including directors’ and officers’ remuneration and indebtedness, principal holders of Keegan’s securities and securities authorized for issuance under equity compensation plans, which is contained in Keegan’s information circular for its most recent annual meeting of shareholders that involved the election of directors, may be found on SEDAR at www.sedar.com.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

Purpose: Responsibilities and Authority

The Committee shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee.  The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.  In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

Relationship with Independent Auditors.

The Committee shall have the sole authority to appoint or replace the independent auditor.

The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

The independent auditor shall report directly to the Committee.

The Committee shall approve in advance all audit and permitted non-audit services with the independent auditors, including the terms of the engagements and the fees payable.  The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

the independent auditor’s internal quality-control procedures;

any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

 any steps taken to deal with any such issues; and

 all relationships between the independent auditor and the Company.

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the independent auditing firm itself on a regular basis.

The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

Financial Statement and Disclosure Review.

The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports, including its annual report on Form 20-F.

The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

all critical accounting policies and practices used by the Company;

all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

Prior to their filing or issuance, the Committee shall review and discuss with management the Company’s Form 20-F Report, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

Conduct of the Annual Audit.  The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01.

The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

the management letter provided by the independent auditor and the Company’s response to that letter; and

any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the U.S. Securities Exchange Act of 1934.

The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

Compliance and Oversight.

The Committee shall meet periodically with management and the independent auditor in separate executive sessions.  The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

At least annually and prior to the filing of the Form 20-F, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days of the date of filing of the Form 20-F report.  The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.  As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required to be included in the Form 20-F Report.

At least annually and prior to the filing of the Form 20-F, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the effectiveness of the internal controls and procedures, and the independent auditor’s report on and attestation to management’s assessment.

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

The Committee shall prepare all reports required under applicable laws, regulations and stock exchange requirements.

Related Party Transactions.

The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued.  The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 5% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

Structure and Membership

Number and qualification.  The Committee shall consist of a minimum of three persons.  All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange, and the NYSE Amex.  At least one member of the Committee shall be a “financial expert” as defined in Section 16.A of Form 20-F.  The relevant portions of the foregoing are attached to this Charter as exhibits.

Selection and Removal.  Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee.  The Board may remove members of the Committee at any time with or without cause.

Independence.  All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange, the NYSE Amex and SEC Rule 10A.  The relevant portions of the foregoing are attached to this Charter as exhibits.

Chair.  Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

Compensation.  The compensation of the Committee shall be as determined by the Board.

Term.  Members of the Committee shall be appointed for one-year terms.  Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

Procedures and Administration

Meetings.  The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly.  The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

Subcommittees.  The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

Reports to the Board.  The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

Charter.  The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

Independent Advisors.  The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities.  Such independent advisors may be regular advisors to the Company.  The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

Investigations.  The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

Annual Self-Evaluation.  The Committee shall evaluate its own performance at least annually.

Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.